FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).
Trading Symbol: CURA

Number of Outstanding Listed Securities: 630,938,502

Date: August 7, 2023
This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.
This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.
General Instructions
(a)Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.
(b)The term “Issuer” includes the Issuer and any of its subsidiaries.
(c)Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business
1.Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

    General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of July 31, 2023, the Company has operations in 19 states including operating 151 dispensaries, with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On July 5, 2023, Curaleaf announced the acquisition of Clever Leaves EU-GMP certified processing facility in Portugal by a subsidiary of Curaleaf International.

Please see the Issuer’s press release dated July 5, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

On July 7, 2023, Curaleaf responded to speculation regarding the possibility of a transaction involving the Issuer. The Issuer regularly examines transactions including partnerships, possible acquisitions, sales and mergers with third parties. There is no guarantee that any potential transaction will materialize.

Please the Issuer’s press releases, both dated July 7, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

On July 7, 2023, Curaleaf announced the launch of adult use sales its Groton, Connecticut dispensary.

Please see the Issuer’s press release dated July 7, 2023, filed on the Issuer’s website for more information.

On July 10, 2023, Curaleaf announced a strategic national rebrand of its Select brand, as well as the launch of Select’s all-in-one, two gram proprietary vape technology and the expansion of its Select X Bites edible portfolio.

Please see the Issuer’s press release dated July 10, 2023, filed on the Issuer’s website for more information.

On July 12, 2023, Curaleaf announced the launch of its first standalone mobile app.

Please see the Issuer’s press release dated July 12, 2023, filed on the Issuer’s website for more information.

On July 12, 2023, Curaleaf announced it would report its financial and operating results for the second quarter ended June 30, 2023 after market close on August 9, 2023.

Please see the Issuer’s press release dated July 12, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

2.Provide a general overview and discussion of the activities of management.

Executive Chairman Boris Jordan was quoted in Cannabis Business Times on July 18th discussing Curaleaf’s strategy in key markets including New York, Florida and Pennsylvania.

On July 18th, Matthew Darin was quoted in Cannabis Business Times discussing Curaleaf’s presence in Arizona and Florida. Mr. Darin was quoted in MarketWatch and NBC Los Angeles on July 27th, as well as High Times on July 28th, discussing the need for federal banking reform following Mastercard’s ban on cannabis debit card purchases.

3.Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On July 10, 2023, Curaleaf announced a strategic national rebrand of its Select brand, as well as the launch of Select’s all-in-one, two gram proprietary vape technology and the expansion of its Select X Bites edible portfolio.

Please see the Issuer’s press release dated July 10, 2023, filed on the Issuer’s website for more information.

4.Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.
N/A

7.Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

On July 5, 2023, Curaleaf announced the acquisition of Clever Leaves EU-GMP certified processing facility in Portugal by a subsidiary of Curaleaf International.

Please see the Issuer’s press release dated July 5, 2023, filed on the Issuer’s website and under the Issuer’s profile on SEDAR+ at www.sedarplus.ca for more information.

Effective as of July 1, 2023, Curaleaf entered into an agreement with HotBox Farms with respect to the sale of Curaleaf’s Oregon assets, and concurrently entered into a Managed Services Agreement with HotBox Farms for the management of the Oregon facilities by Curaleaf pending the transfer of Curaleaf’s cannabis dispensary license in the state. The license transfer is pending approval from the Oregon Liquor and Cannabis Commission and, upon approval of such transfer, Curaleaf will enter into a licensing agreement with HotBox Farms, whereby HotBox Farms will manufacture and distribute products under Curaleaf’s Select brand in the state of Oregon and will pay Curaleaf royalties based on sales achieved.

8.Describe the acquisition of new customers or loss of customers.

On July 7, 2023, Curaleaf announced the launch of adult use sales its Groton, Connecticut dispensary.

Please see the Issuer’s press release dated July 7, 2023, filed on the Issuer’s website for more information.

9.Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.
N/A

10.Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of July 31, 2023, the Issuer had a total of 5,293 active employees. There were 176 new hires and 338 terminations in the month of July.

11.Report on any labour disputes and resolutions of those disputes if applicable.
N/A

12.Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.
Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Sentia Wellness
Measure 8 Ventures LP et al. v. Khanna et al., Or. No. 22CV00946

No changes since last reporting on Form 7.

13.Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	68,079	Shares issued in connection with RSU conversions during the month of July 2023.	N/A
(1)State aggregate proceeds and intended allocation of proceeds.

15.Provide details of any loans to or by Related Persons.

N/A

16.Provide details of any changes in directors, officers or committee members.

N/A

17.Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward‐looking statements and forward‐looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward‐looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward‐looking statements and information concerning the Issuer's expected benefits from recently completed acquisitions, product rebranding and product offering expansion, as well as current litigation and arbitration proceedings. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make available in the future with the Canadian securities regulatory authorities through SEDAR+ under the Issuer’s profile at www.sedarplus.ca or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as of the date of this Monthly Progress Report or if the forward-looking information is given as at a certain date, as of such date, and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance
The undersigned hereby certifies that:
1.The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.
2.As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.
3.The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).
4.All of the information in this Form 7 Monthly Progress Report is true.

Dated:	August 7, 2023
Peter Clateman
Name of Director of Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended July 31, 2023	Date of Report YY/MM/DD August 7, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com